SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
CNPJ/MF no. 00.108.786/0001-65
NIRE no. 35.300.177.240
A Publicly-held Corporation
Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET”), hereby informs, pursuant to paragraph 4 of article 157 of Law 6.404/76, as amended, and CVM Rule 358/02, as amended, that on December 20, 2007, it executed a Private Instrument of Purchase and Sale of Shares and Quotas and Other Covenants with ALUSA – Companhia Técnica de Engenharia Elétrica, Coax Telecomunicações Ltda. and the other shareholders and quotaholders (“Sellers”) of the companies which have operations in the Pay-TV and Broadband Internet market under the “BIGTV” brand (“BIGTV Companies”), whose purpose is the acquisition, by NET, of 100% of the shares and quotas representing the capital of the BIGTV Companies (“Acquisition”).

The value of the Acquisition may be adjusted according to the terms and conditions established by NET and the Sellers in said purchase and sale agreements, whose payment will be made in cash, on the date of the conclusion of the operation.

Operations.
NET. NET is Brazilian’s largest Pay-TV provider and has operations in 79 cities, in the States of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Pernambuco, Amazonas and Distrito Federal. NET also provides broadband Internet and telephony services in the country.
BIGTV. BIGTV Companies are important Pay-TV and broadband Internet service providers in Brazil, and have operations in 12 cities, in the States of São Paulo (Guarulhos, Valinhos, Botucatu, Jaú, Sertãozinho, and Marília), Paraná (Ponta Grossa, Cascavel, Cianorte, and Guarapuava), Alagoas (Maceió), and Paraíba (João Pessoa).

Operating Information as of September 30, 2007.
NET. NET has nearly 2,402,000 Pay-TV active subscribers and 1,288,000 active broadband Internet subscribers. NET, by means of a commercial agreement with Embratel, provides shared access which allows for the provision of Commuted Fixed Telephony Service (STFC) to 469,000 voice service subscribers (Net Fone via Embratel). Its network covers nearly 9.0 million residences, by means of 43,000 Km of cables.
BIGTV. BIGTV Companies’ operations include 107,000 Pay-TV active subscribers and 56,000 active broadband Internet subscribers, with a network which covers nearly 409,000 residences by means of 3,000 Km of cables.

Financial Indicators, pursuant to the Brazilian Corporation Law.
NET. NET’s annualized Net Revenues amounted to R$3.0 billion, with Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) margin of 27%.
BIGTV. BIGTV Companies recorded annualized Net Revenues of R$102.4 million, with an EBITDA margin of 40%.

Benefits of the Acquisition. After the execution of the Acquisition, NET will expand its geographical coverage and will manage a network which currently covers 9.4 million homes in the most prosperous regions of the country. Also, NET will strengthen its operations, given the complementarity BIGTV will bring to NET’s network, and will also improve its positioning to face existing players and potential new competition.

Approval by Authorities. The Acquisition is subject to prior approval by the Brazilian Telecommunications Authority – ANATEL, and NET and BIGTV will take all necessary steps to report to the Brazilian Antitrust System agencies, in line with terms and other applicable legal and regulatory provisions.

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Ratification of the Acquisition. Once approved by the ANATEL, the Acquisition will be subject to the approval of NET’s shareholders, under article 256 of Law 6.404/76, as amended, in a general meeting to be convened for this purpose. Pursuant to item II of said provision, the ratification of the Acquisition will allow for the right to withdraw of dissident holders of common shares issued by NET who are registered in NET’s records at December 20, 2007 inclusive, whose reimbursement value will be paid pursuant to article 137 of Law 6.404/76. The holders of preferred shares issued by NET will not have the right to withdraw due to the market’s dilution and liquidity criterion, under item II of said Article 137.

NET will keep its shareholders, the market in general and other interested parties informed about the implementation of the main steps of this acquisition.

São Paulo, December 21, 2007.

João Adalberto Elek Jr.
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.